UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public-Held Company with Authorized Capital

Tax ID (“CNPJ”) nº 06.057.223/0001-71

NIRE 33.300.272.909

Sendas Distribuidora S.A. (“Company”), in compliance with the provisions of Law No. 6,404, of December 15, 1976, as amended, and the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44, of August 23, 2021, hereby informs its shareholders and the market that the Company’s Board of Directors approved, at a meeting held on this date, the 13th (thirteenth) issuance of simple debentures by the Company, not convertible into shares, unsecured, in a single series, with a maturity term of four (4) years and a unit par value of R$ 1,000.00 (one thousand reais), totaling the aggregate amount of R$1,500,000,000.00 (one billion five hundred million reais) (“Debentures” and “Issuance,” respectively), pursuant to the “Instrumento Particular de Escritura da 13a (Décima Terceira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública, sob o Rito de Registro Automático, da Sendas Distribuidora S.A.” executed on this date between the Company and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent representing the holders of the Debentures (“Deed of Issuance”).

The Debentures will be subject to public distribution under the automatic registration regime, with the intermediation of institutions that are part of the securities distribution system, pursuant to CVM Resolution No. 160, of July 13, 2022, as amended (“Offering”).

On the Unit Par Value or the balance of the Unit Par Value of the Debentures, as the case may be, remunerative interest will accrue corresponding to the accumulated variation of 100% (one hundred percent) of the daily average rates of the Interbank Deposit (DI) for one day, over extra-group, expressed as an annual percentage, based on 252 (two hundred and fifty-two) business days, calculated and disclosed daily by B3 S.A. – Brasil, Bolsa, Balcão (“B3”), plus a surcharge (spread) of 1.20% (one point twenty percent) per year, based on 252 (two hundred and fifty-two) business days.

The net proceeds raised through the Offering will be used by the Company as part of the payment for the early redemption of all simple debentures, not convertible into shares, unsecured, in a single series, of the Company’s 4th (fourth) issuance, issued under the “Instrumento Particular de Escritura da 4ª (Quarta) Emissão de Debêntures Simples, não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública com Esforços Restritos, da Sendas Distribuidora S.A.” initially executed on November 26, 2021 (as amended from time to time), whose trading code is ASAI14.

The minutes of the Board of Directors’ Meeting that approved the terms and conditions of the Issuance, as well as further information regarding the Issuance and the Offering, can be obtained in the Deed of Issuance and the Offering Notice available for consultation on the Company’s investor relations website (https://ri.assai.com.br/) and on the websites of the CVM (https://cvm.gov.br) and B3 (https://b3.com.br).

This Material Fact is for informational purposes only, in accordance with current regulations, and does not constitute nor should it be interpreted as any effort to sell the Debentures.

The Company will keep its shareholders and the market in general informed about any new relevant developments related to the Issuance.

Rio de Janeiro, May 27, 2025.

Belmiro de Figueiredo Gomes

Chief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.